UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Office Depot, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

676220106
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,158,429
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,158,429
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 12,158,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,706,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,706,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,706,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,005,881
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,005,881
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,005,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,005,881
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,005,881
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,005,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,005,881
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,005,881
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,005,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,005,881
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 38,005,881
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,005,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 38,005,881
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 38,005,881
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,005,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 38,005,881
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 38,005,881
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,005,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 38,005,881
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 38,005,881
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 38,005,881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON T-S CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0-
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON DAVID SIEGEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

1	NAME OF REPORTING PERSON ROBERT TELLES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 676220106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Office Depot, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 6600 North Military Trail, Boca Raton, Florida 33496.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and the manager of Starboard LLC;

(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(vii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(viii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(ix)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	T-S Capital Partners, LLC, a California limited liability company (“T-S Capital”), with respect to the Shares directly and beneficially owned by it;

(xi)	David Siegel, as a managing member of T-S Capital; and

(xii)	Robert Telles, as a managing member of T-S Capital.

CUSIP NO. 676220106

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The principal business address of each of T-S Capital and Messrs. Siegel and Telles is 1350 Treat Boulevard, Suite 400, Walnut Creek, California 94597.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal business of T-S Capital is serving as an investment partnership.  The principal occupation of Mr. Siegel is as the President and CEO of Frontier Airlines, Inc.  The principal occupation of Mr. Telles is as a corporate attorney.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Siegel and Telles are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 12,158,429 Shares beneficially owned by Starboard V&O Fund is approximately $22,141,097, excluding brokerage commissions.  The aggregate purchase price of the 2,706,557 Shares beneficially owned by Starboard LLC is approximately $4,930,699, excluding brokerage commissions.  The aggregate purchase price of the 23,140,895 Shares held in the Starboard Value LP Accounts is approximately $45,537,780, excluding brokerage commissions.

CUSIP NO. 676220106

The Shares held by T-S Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 100,000 Shares beneficially owned by T-S Capital is $422,253, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On September 17, 2012, Starboard Value delivered a letter to the Issuer’s Chairman and CEO, Neil Austrian, and the Issuer’s Board of Directors (the “Board”).  In the letter, Starboard Value expressed that based on its detailed research and analysis, the Issuer is deeply undervalued and a substantial opportunity exists to improve its performance and valuation based on actions that are within the control of the Board and management team.

In the letter, Starboard Value outlined a number of opportunities to meaningfully improve operating performance and dramatically increase EBITDA. Further, in the letter, Starboard Value stated that the Issuer can achieve substantial margin improvement by, among other things: (i) meaningfully reducing general and administrative (“G&A”) expenses to historical G&A expense-to-sales and G&A expense per store ratios; (ii) significantly lowering advertising expenses, which are substantially higher than peer levels and do not appear to be generating an adequate return on advertising dollars invested; (iii) increasing the mix of higher-margin services in its North American Retail Division, which carry gross margins two times greater than its average store gross margin; (iv) increasing private label direct sourced penetration of stock-keeping units (SKUs), which carries significantly higher gross margins than sourcing through an agent; (v) reducing the number of SKUs in order to lower procurement expense; (vi) downsizing to smaller store formats to drive substantially higher operating margins; and (vii) increasing the mix of significantly higher-margin small-to medium-sized business customers in the Issuer’s North American Business Solutions Division.  Starboard Value further estimated that Office Depot de Mexico, a non-core and highly profitable 50/50 joint venture between the Issuer and Grupo Gigante, which is not consolidated in the Issuer’s financial statements, could be worth more than 50% of the Issuer’s entire enterprise value.  Starboard Value stressed that management must act with a renewed sense of urgency and discipline to reduce expenses and execute on strategic initiatives and expressed its hope of continuing a constructive dialogue with the Issuer’s Board and senior management to address the challenges and opportunities facing the Issuer, and to ensure that it is run with the best interests of all shareholders as the primary objective.  The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 676220106

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 285,160,572 Shares outstanding, as of June 30, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on September 14, 2012, Starboard V&O Fund beneficially owned 12,158,429 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 12,158,429
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,158,429
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on September 14, 2012, Starboard LLC beneficially owned 2,706,557 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,706,557
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,706,557
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 676220106

C.	Starboard Value LP

(a)
As of the close of business on September 14, 2012, 23,140,895 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 12,158,429 Shares owned by Starboard V&O Fund, (ii) 2,706,557 Shares owned by Starboard LLC and (iii) 23,140,895 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 38,005,881
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,005,881
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund and Starboard LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 12,158,429 Shares owned by Starboard V&O Fund, (ii) 2,706,557 Shares owned by Starboard LLC and (iii) 23,140,895 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 38,005,881
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,005,881
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 12,158,429 Shares owned by Starboard V&O Fund, (ii) 2,706,557 Shares owned by Starboard LLC and (iii) 23,140,895 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 38,005,881
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,005,881
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 676220106

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 12,158,429 Shares owned by Starboard V&O Fund, (ii) 2,706,557 Shares owned by Starboard LLC and (iii) 23,140,895 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 38,005,881
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 38,005,881
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 12,158,429 Shares owned by Starboard V&O Fund, (ii) 2,706,557 Shares owned by Starboard LLC and (iii) 23,140,895 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 13.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 38,005,881
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 38,005,881

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 676220106

H.	T-S Capital

(a)	As of the close of business on September 14, 2012, T-S Capital beneficially owned 100,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

(c)	T-S Capital has not entered into any transactions in the Shares during the past sixty days.

I.	Messrs. Siegel and Telles

(a)	Each of Messrs. Siegel and Telles, as a managing member of T-S Capital, may be deemed the beneficial owner of the 100,000 Shares owned by T-S Capital

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 100,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 100,000

(c)	Neither of Messrs. Siegel or Telles has entered into any transactions in the Shares during the past sixty days.

An aggregate of 38,105,881 Shares, constituting approximately 13.4% of the Shares outstanding, are reported in this Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 676220106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard Value LP and T-S Capital have agreed in principle on an Advisor’s Agreement relating to certain services (the “Advisor Services”) to be provided by Mr. Siegel in connection with Starboard Value LP’s investment in the Issuer (the “Advisor’s Agreement”).  Pursuant to the Advisor’s Agreement and in consideration for Mr. Siegel’s performance of the Advisor Services, Starboard Value LP agreed to pay T-S Capital a fee based, in part, on a percentage of the investment gains, if any, relating to Starboard Value LP’s investment in the Issuer.

On September 17, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Chairman and CEO and Board of Directors of Office Depot, Inc. dated September 17, 2012.

99.2
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, T-S Capital Partners, LLC, David Siegel and Robert Telles, dated September 17, 2012.

99.3	Power of Attorney for Jeffrey C. Smith, Mark Mitchell and Peter A. Feld, dated September 15, 2011.

99.4	Power of Attorney for T-S Capital Partners, LLC, David Siegel and Robert Telles, dated September 14, 2012.

CUSIP NO. 676220106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld and David Siegel

T-S CAPITAL PARTNERS, LLC

By:	/s/ David Siegel
	Name:	David Siegel
	Title:	Authorized Signatory

/s/ David Siegel
DAVID SIEGEL

/s/ Robert Telles
ROBERT TELLES

CUSIP NO. 676220106

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 676220106

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

159,500	1.9591	07/12/2012
159,500	1.9930	07/12/2012
234,618	2.0135	07/13/2012
243,882	1.9477	07/16/2012
182,021	1.9376	07/17/2012
120,008	1.9200	07/18/2012
319,000	2.0037	07/19/2012
319,000	1.9981	07/19/2012
176,471	1.9664	07/20/2012
638,000	1.9501	07/20/2012
374,251	1.8985	07/23/2012
104,249	1.8898	07/24/2012
159,500	1.8400	07/24/2012
159,500	1.8477	07/24/2012
159,500	1.8448	07/25/2012
478,500	1.7937	07/25/2012
319,000	1.7557	07/26/2012
159,500	1.7385	07/26/2012
319,000	1.7708	07/27/2012
159,500	1.7935	07/30/2012
63,800	1.7540	07/31/2012
95,700	1.7657	07/31/2012
159,750	1.6541	08/02/2012
159,750	1.6445	08/07/2012
639,000	1.6534	08/17/2012
159,750	1.5300	08/29/2012
193,167	1.5300	08/29/2012
413,883	1.5250	08/29/2012
383,400	1.5233	08/30/2012
447,300	1.5284	08/30/2012
477,750	1.5883	09/04/2012
775,484	1.5763	09/04/2012
1,188,000	1.8149	09/05/2012
67,500	1.8350	09/05/2012
249,750	1.8246	09/05/2012
249,750	1.8153	09/05/2012
135,000	1.8576	09/06/2012
33,750	1.9140	09/11/2012
9,450	1.8909	09/11/2012
13,500	1.8800	09/11/2012

CUSIP NO. 676220106

197,504	2.1626	09/12/2012
364,703	2.2098	09/12/2012
226,193	2.2463	09/12/2012
253,639	2.2681	09/13/2012
47,206	2.4392	09/14/2012
168,750	2.4480	09/14/2012
40,500	2.4500	09/14/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

35,750	1.9591	07/12/2012
35,750	1.9930	07/12/2012
52,587	2.0135	07/13/2012
54,663	1.9477	07/16/2012
40,798	1.9376	07/17/2012
26,898	1.9200	07/18/2012
71,500	2.0037	07/19/2012
71,500	1.9981	07/19/2012
39,554	1.9664	07/20/2012
143,000	1.9501	07/20/2012
83,884	1.8985	07/23/2012
23,366	1.8898	07/24/2012
35,750	1.8400	07/24/2012
35,750	1.8477	07/24/2012
35,750	1.8448	07/25/2012
107,250	1.7937	07/25/2012
71,500	1.7557	07/26/2012
35,750	1.7385	07/26/2012
71,500	1.7708	07/27/2012
35,750	1.7935	07/30/2012
14,300	1.7540	07/31/2012
21,450	1.7657	07/31/2012
35,250	1.6541	08/02/2012
35,250	1.6445	08/07/2012
141,000	1.6534	08/17/2012
35,250	1.5300	08/29/2012
42,624	1.5300	08/29/2012
91,326	1.5250	08/29/2012
84,600	1.5233	08/30/2012
98,700	1.5284	08/30/2012
105,750	1.5883	09/04/2012
171,653	1.5763	09/04/2012
264,000	1.8149	09/05/2012
15,000	1.8350	09/05/2012
55,500	1.8246	09/05/2012
55,500	1.8153	09/05/2012
30,000	1.8576	09/06/2012
7,500	1.9140	09/11/2012
2,100	1.8909	09/11/2012
3,000	1.8800	09/11/2012

CUSIP NO. 676220106

43,890	2.1626	09/12/2012
81,045	2.2098	09/12/2012
50,265	2.2463	09/12/2012
56,364	2.2681	09/13/2012
10,490	2.4392	09/14/2012
37,500	2.4480	09/14/2012
9,000	2.4500	09/14/2012

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

54,750	1.9591	07/12/2012
54,750	1.9930	07/12/2012
80,535	2.0135	07/13/2012
83,715	1.9477	07/16/2012
62,481	1.9376	07/17/2012
41,194	1.9200	07/18/2012
109,500	2.0037	07/19/2012
109,500	1.9981	07/19/2012
60,575	1.9664	07/20/2012
219,000	1.9501	07/20/2012
128,465	1.8985	07/23/2012
35,785	1.8898	07/24/2012
54,750	1.8400	07/24/2012
54,750	1.8477	07/24/2012
54,750	1.8448	07/25/2012
164,250	1.7937	07/25/2012
109,500	1.7557	07/26/2012
54,750	1.7385	07/26/2012
109,500	1.7708	07/27/2012
54,750	1.7935	07/30/2012
21,900	1.7540	07/31/2012
32,850	1.7657	07/31/2012
55,000	1.6541	08/02/2012
55,000	1.6445	08/07/2012
220,000	1.6534	08/17/2012
55,000	1.5300	08/29/2012
66,505	1.5300	08/29/2012
142,495	1.5250	08/29/2012
132,000	1.5233	08/30/2012
154,000	1.5284	08/30/2012
166,500	1.5883	09/04/2012
270,263	1.5763	09/04/2012
431,200	1.8149	09/05/2012
24,500	1.8350	09/05/2012
90,650	1.8246	09/05/2012
90,650	1.8153	09/05/2012
950,400	1.8149	09/05/2012
54,000	1.8350	09/05/2012
199,800	1.8246	09/05/2012

CUSIP NO. 676220106

199,800	1.8153	09/05/2012
3,792,800	1.8149	09/05/2012
797,350	1.8246	09/05/2012
797,350	1.8153	09/05/2012
215,500	1.8350	09/05/2012
2,173,600	1.8149	09/05/2012
456,950	1.8246	09/05/2012
456,950	1.8153	09/05/2012
123,500	1.8350	09/05/2012
49,000	1.8576	09/06/2012
108,000	1.8576	09/06/2012
431,000	1.8576	09/06/2012
247,000	1.8576	09/06/2012
27,000	1.9140	09/11/2012
12,250	1.9140	09/11/2012
107,750	1.9140	09/11/2012
61,750	1.9140	09/11/2012
3,430	1.8909	09/11/2012
30,170	1.8909	09/11/2012
7,560	1.8909	09/11/2012
17,290	1.8909	09/11/2012
10,800	1.8800	09/11/2012
24,700	1.8800	09/11/2012
43,100	1.8800	09/11/2012
4,900	1.8800	09/11/2012
158,004	2.1626	09/12/2012
71,687	2.1626	09/12/2012
630,552	2.1626	09/12/2012
361,360	2.1626	09/12/2012
291,760	2.2098	09/12/2012
132,374	2.2098	09/12/2012
1,164,347	2.2098	09/12/2012
667,271	2.2098	09/12/2012
180,954	2.2463	09/12/2012
82,100	2.2463	09/12/2012
722,142	2.2463	09/12/2012
413,849	2.2463	09/12/2012
202,911	2.2681	09/13/2012
92,062	2.2681	09/13/2012
809,768	2.2681	09/13/2012
464,066	2.2681	09/13/2012
37,764	2.4392	09/14/2012
17,134	2.4392	09/14/2012
150,708	2.4392	09/14/2012
86,369	2.4392	09/14/2012
135,000	2.4480	09/14/2012
61,250	2.4480	09/14/2012
538,750	2.4480	09/14/2012
308,750	2.4480	09/14/2012
32,400	2.4500	09/14/2012
14,700	2.4500	09/14/2012
129,300	2.4500	09/14/2012
74,100	2.4500	09/14/2012